January 13, 2012

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672

Re: HMS Income Fund, Inc.
        File Nos. 333-178548 and 814-00939

Dear Mr. Good:

On December 16, 2011, you filed a registration statement on Form N-2 for common shares of HMS Income Fund, Inc. (the "Fund"), a business development company. We have reviewed the registration statement and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

PROSPECTUS

Front Cover

1.   The first paragraph on the Front Cover states that the Fund's investment objective is to generate both current income and the potential for long-term capital appreciation. Since the name of the Fund is the HMS Income Fund, please revise this disclosure to clarify that the generation of income is the Fund's primary investment objective. See Section 35(d) of the Investment Company Act of 1940 (the "1940 Act").

2.   Disclosure in the second paragraph states that, immediately prior to the commencement of the offering, the Fund will acquire through a merger HMS Income LLC, which owns the Fund's initial portfolio, in exchange for shares of common stock of the Fund to be issued to an affiliate of Hines Interests Limited Partnership and an unaffiliated investor who are the members of HMS Income LLC. Elsewhere in the registration statement (page 2), it is disclosed that the initial portfolio was purchased from Main Street, which is the sub-advisor to the Fund. Please

provide an analysis of these transactions under Section 57 of the 1940 Act, including a discussion of whether an exemption from the provisions of this Section is necessary. Additionally, please file the merger agreement as an exhibit to the registration statement. See Item 25.2.k of Form N-2 (copies of material contracts that are to be performed in whole or in part at or after the date of the filing of the registration statement).

3.   Please disclose the procedures to be used for valuing the initial portfolio that will be acquired by the Fund through the merger. In addition, please inform us in your response whether a properly-constituted board (with a majority of non-interested members) will pass on the valuation of the initial portfolio.

4.   Footnote (2) to the table refers to the estimated 1.5% in offering expenses "we would incur" in connection with this offering. Since all offering expenses are paid either directly or indirectly by shareholders, please revise the footnote by eliminating the term "we" when referring to the payment of these expenses.

Prospectus Summary — The Company (Page 2)

5.   The third paragraph of this section discusses the initial portfolio that the Fund will acquire. For each investment in the initial portfolio, please disclose, either within the description of the securities in the Schedule of Investments or as a narrative, the following information for the past three years:

- Whether the investment is on partial or non-accrual of income;
- if the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;
- whether there has been a material change to the creditworthiness of the borrower;
- whether the type of income being accrued is cash, non-cash (original issue discount or payment in kind), or a combination of types; and
- whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.

6.   Please include an audited Special Purpose Schedule of Investments (based on AU 623 Special Purpose Financial Presentations) in the prospectus.

Prospectus Summary — Risk Factors (Page 3)

7.   The eleventh bullet point in this section describes the types of investments in which the Fund will invest. Please provide the Fund's policies with regard to the credit rating and maturities of its debt securities. Additionally, please include the term "junk bonds" to refer to debt securities rated below investment grade, and describe the speculative nature of these types of investments.

Prospectus Summary — Share Repurchase Program (Page 12)

8.   This section states that, "[b]eginning 12 months after holding our initial closing, we *intend* to commence a share repurchase program pursuant to which we *will* conduct quarterly share repurchases to allow our stockholders to sell their shares back to us." (Emphasis added.) Please revise the above disclosure to state that there is no assurance the Fund's board will decide to conduct a share repurchase, and that it will be conducted only when the board determines it is in the best interest of the Fund to repurchase shares.

9.   Please revise the disclosure in this section in accordance with the guidance on issuer repurchases set forth in Guide 2 to Form N-2.

10.   The first paragraph in this section states that the repurchase price per share to be paid by the Fund to the stockholder will be equal to the net asset value per share of the shares as disclosed in the Fund's most recent periodic report filed with the SEC. This may result in the Fund repurchasing shares at a net asset value that is several months old, and significantly higher than the actual current net asset value of Fund shares. Please explain to us why it is appropriate for shareholders who do not participate in the share repurchase to have the Fund repurchase shares at a significant premium to their current net asset value.

Prospectus Summary — Investment Advisory Fees (Page 13)

11.   The first paragraph of this section states that the Fund's management fee will be calculated at an annual rate of 2.0% of average gross assets. Please also provide the management fee as a percentage of average net assets. See Instruction 1 to Item 9.b(3) of Form N-2.

12.   The fourth paragraph of this section states that the Adviser will be entitled to a subordinated liquidation incentive fee equal to 20% of the net proceeds from the liquidation of the Fund in excess of adjusted capital. Please disclose why the subordinated liquidation incentive fee is necessary and why the additional services, if any, are not already compensated by the three other fees included in the Advisory Agreement. In addition, please explain to us why the fee does not create a conflict of interest for the Adviser, in that it may provide an incentive to liquidate the Fund. Also, please explain to us how this subordinated liquidation incentive fee is consistent with Section 205 of the Investment Advisers Act. We may have additional comments after the Fund files the Advisory Agreement as an exhibit to this registration statement.

Prospectus Summary — Distributions (Page 15)

13.   This section states that a portion of the Fund's distributions may represent a return of capital to the Fund's investors. Please discuss the short term and long term tax implications for investors of distributions of a return of capital.

Fees and Expenses (Page 17)

14.   The sales load to dealer manager caption reflects that 10% of the offering price will be paid to the dealer manager. Please confirm to us that the Fund's FINRA examiner has determined that the Fund's sales load should not be deemed to be excessive compensation.

15.   The Example shows the expenses a shareholder would incur on an investment in the Fund of $2,500. Please revise the Example to show the expenses a shareholder would incur on a $1,000 investment in the Fund. See Item 3.1 of Form N-2.

16.   Footnote (2) to the table provides that the Adviser will be responsible for the payment of organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from offerings of common stock during the offering period. Please include in footnote (2) an estimate of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the offering costs expected to be paid by the Adviser in dollars and costs per share; and
- the offering costs expected to be paid by the Fund in costs per share.

17.   Footnote (4) to the table states the amount of the Fund's annual expenses is based on the assumption that the Fund will sell $150 million worth of its common stock in this offering. Please explain to us the basis for this estimate.

Risk Factors — Risks Relating to this offering and Our Common Stock — *Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.* (Page 47)

18.   Disclosure in the first paragraph of this section states that the Fund's bylaws currently contain a provision exempting from the Maryland Control Share Acquisition Act (the "MCSAA") any and all acquisitions of shares of the Fund's stock, but that the Fund's board may amend the bylaws to remove this exemption. The staff of the Division of Investment Management has taken the position that, if a business development company fails to opt-out of the MCSAA, its actions are inconsistent with Section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Please explain to us why amending the Fund's bylaws to opt-in to the provisions of the MCSAA is consistent with the staff's position.

Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Expected Operating Plans — Revenues (Page 56)

19.　　This section states that the Fund may generate revenue in the form of fees for providing managerial assistance in connection with its investments. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

Management — Board of Directors and Executive Officers (Page 81)

20.　　Please disclose any directorships held by each of the Fund's directors during the past five years. See Item 18.6(b) of Form N-2.

Management — Corporate Leadership Structure (Page 83)

21.　　Please disclose in this section why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 18.5(a) of Form N-2.

Investment Advisory and Administrative Services Agreement — Incentive Fees (Page 90)

22.　　The third paragraph of this section discusses the calculation of the subordinated incentive fee. Please provide a graphic presentation of the breakpoints related to this incentive fee in order to clarify the various hurdle points and rates.

Notes to Unaudited Financial Statements — Note 2 (Page F-6)

23.　　*Organizational and Offering Costs.* Disclosure in this section states that organizational and offering costs have been recorded as a reduction to additional paid in capital in the accompanying balance sheet. Since organization costs are expensed as incurred, please explain to us why these costs are recorded as a reduction of paid in capital. See FASB ASC 720-15-25-1. Additionally, please explain to us why a statement of operations is not included in the financial statements.

24.   The Notes to the Financial Statements do not include disclosure regarding material related party transactions. Please provide this disclosure, including identification of all advisory and sub-advisory agreements. See FASB ASC 850-10-50-1.

GENERAL COMMENTS

25.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

26.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

27.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

28.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

29.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney